January 30, 2017

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Withdrawing Initial Registration Statement (File No. 333-215058) on Form N-4 for
Horace Mann Life Insurance Company Separate Account
Horace Mann Life Insurance Company

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Horace Mann Life Insurance Company and Horace Mann Life Insurance Company Separate Account (the “Registrant”) hereby request the withdrawal of the Registrant’s initial registration statement on Form N-4 for the flexible premium deferred variable annuity contracts (the “Contracts”), File No. 333-215058, filed with the U.S. Securities and Exchange Commission (“SEC”) on December 13, 2016, Accession Number 0001193125-16-791001 (the “Registration Statement”). Horace Mann Life Insurance Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Pursuant to discussions with the SEC staff, the Registration Statement is being withdrawn with the expectation that an initial registration statement for the Contracts will be refiled in the near future. Therefore, Horace Mann Life Insurance Company and the Registrant hereby request the withdrawal of the Registration Statement and that an order be issued granting this request as soon as is practicable. No securities have been sold in connection with the Registration Statement.

It should be noted that the Registrant is a registered unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”) (File No. 811-01343). The Registrant is the funding vehicle for different variable annuity contracts issued by the Horace Mann Life Insurance Company that are registered separately under the 1933 Act. Therefore, the Registrant will maintain its registered status under the 1940 Act.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this request, please contact the undersigned at 217-788-5706 or Maureen Bolinger at 217-788-5720.

Sincerely,

/s/ Elizabeth E. Arthur

Elizabeth E. Arthur

Assistant General Counsel,

Horace Mann Life Insurance Company